NO ACT

PE
01/30/2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 18 2013

Washington, DC 20549

13000341

March 18, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/18/13

Christopher M. Reitz
Caterpillar Inc.
reitz_christopher_m@cat.com

Re: Caterpillar Inc.
Incoming letter dated January 30, 2013

Dear Mr. Reitz:

This is in response to your letter dated January 30, 2013 concerning the shareholder proposal submitted to Caterpillar by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

March 18, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated January 30, 2013

The proposal requests that the board initiate the appropriate process to amend the company's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections.

There appears to be some basis for your view that Caterpillar may exclude the proposal under rule 14a-8(i)(11). We note that the proposal is substantially duplicative of a previously submitted proposal that will be included in Caterpillar's 2013 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Caterpillar omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Joni J. Funk <Funk_Joni_J@cat.com>
Sent: Thursday, January 31, 2013 2:17 PM
To: shareholderproposals
Cc: Christopher M. Reitz
Subject: 14a-8 request / Caterpillar Inc. (Carpenters)
Attachments: CAT No Action Letter (Carpenters) & Exhibits.PDF

Ladies and Gentlemen:

Please see the attached no-action request from Caterpillar Inc. re: a stockholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for the 2013 annual meeting of stockholders of Caterpillar Inc.

Sincerely,
Joni Funk

Joni Funk
Caterpillar Inc.
Legal Services Division
100 NE Adams Street
Peoria, IL 61629-6490
phone: 309-675-6754
fax: 309-494-1467
email: funkjj@cat.com

CATERPILLAR®

Caterpillar Inc.
Corporate Secretary
100 NE Adams Street
AB Building
Peoria, IL 61629-6490
309-494-6632 – phone
309-494-1467 – fax
reitz_christopher_m@cat.com

1934 Act/Rule 14a-8

January 30, 2013

Via Electronic Mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Caterpillar Inc. – Stockholder Proposal submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("Caterpillar" or the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of Caterpillar's intention to exclude from its proxy materials for its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting") a stockholder proposal (the "Proposal") and statement in support thereof received from the United Brotherhood of Carpenters Pension Fund (the "Proponent"). Caterpillar intends to file its definitive proxy materials for the 2013 Annual Meeting on or about April 22, 2013. Pursuant to *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

Caterpillar hereby respectfully requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if Caterpillar excludes the Proposal from its 2013 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(11) because the Company previously received a substantially duplicative proposal, which it will include in its 2013 proxy materials.

THE PROPOSALS

On December 12, 2012, the Company received a stockholder proposal for inclusion in its 2013 proxy materials (the "Prior Proposal" and together with the Proposal, the "Proposals") submitted by The Miami Firefighters' Relief and Pension Fund requesting that the Company's board of directors "initiate the appropriate process to amend the Company's governance documents...to provide that director nominees shall be elected by the affirmative vote of the majority of the votes cast...."[1] Subsequently, on December 20, 2012, the Company received the Proposal, which also requests that the Company's board of directors "initiate the appropriate process to amend the Company's corporate governance documents...to provide that director nominees shall be elected by the affirmative vote of the majority of the votes cast...."

The Prior Proposal, received December 12, 2012 and attached hereto as Exhibit A, includes the following language:

> **Resolved:** That the shareholders of Caterpillar Inc. (or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

The Proposal, received December 20, 2012 and attached hereto as Exhibit B,[2] includes the following language:

> Resolved: That the shareholders of Caterpillar, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

BASIS FOR EXCLUSION

The Proposal may be excluded under Rule 14a-8(i)(11) because it substantially duplicates the Prior Proposal, which was previously submitted to the Company by another proponent, and which will be included in the Company's proxy materials for the 2013 Annual Meeting.

Rule 14a-8(i)(11) provides that a company may exclude a stockholder proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." In describing the predecessor to Rule 14a-8(i)(11), the Commission has stated that the purpose is "to eliminate the possibility of

[1] The Company also received an identical submission from the Firefighters' Pension System of the City of Kansas City, Missouri, Trust. The submission indicated that the proponent intended to co-file with the Miami Firefighters' Relief and Pension Fund and have the proposals be treated as one.

[2] Exhibit B also includes copies of all correspondence with the Proponent.

shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." *Exchange Act Release No. 12999* (November 22, 1976).

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *See Pacific Gas & Electric Co.* (*avail.* February 1, 1993). In this case, the Prior Proposal and the Proposal have the same principal thrust and focus because both Proposals request adoption of a majority of the votes cast standard for uncontested director elections and retention of the plurality vote standard for contested director elections.

In fact, the resolution clauses of the Proposals contain nearly identical text. Set forth below is a blackline which shows the resolution paragraph of the Prior Proposal marked against the resolution paragraph of the Proposal. The text of the Proposal shows as the "new" version.

> ~~**RESOLVED**~~Resolved: That the shareholders of Caterpillar, Inc. (~~or the~~ "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

The text of the supporting statements provides additional evidence that the principal thrust of the proposals is the same. Both supporting statements (i) include a claim that changing the vote standard would "provide shareholders a meaningful role" in director elections; (ii) refer to the establishment of a "challenging vote standard for board nominees"; (iii) include a claim that adoption of the requested vote standard would improve the performance of both individual directors and the board; and (iv) contemplate a director resignation policy to reserve for the board a role in determining the continued status of an unelected director.

The Company intends to include the Prior Proposal in its 2013 proxy materials. The Proposal was received by the Company after the Prior Proposal, and both Proposals address the same subject matter. This is a classic situation in which Rule 14a-8(i)(11) permits exclusion.

CONCLUSION AND REQUEST FOR RELIEF

Based on the foregoing, I request your concurrence that the Proposal may be omitted from Caterpillar's 2013 Annual Meeting proxy materials pursuant to Rule 14a-8(i)(11). If you have any questions regarding this request or desire additional information, please contact me at 309-494-6632.

Very truly yours,

Christopher M. Reitz
Corporate Secretary

Attachments

cc: United Brotherhood of Carpenters Pension Fund

2823436-3

RESOLVED: That the shareholders of Caterpillar Inc. (or the "Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

SUPPORTING STATEMENT: In order to provide shareholders a meaningful role in director elections, Caterpillar's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards. Our Company presently uses a plurality vote standard in all director elections. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee.

An increasing number of companies, including 3M Company, The Boeing Company, Deere & Co., General Dynamics Corp., and Honeywell International Inc., have adopted a majority vote standard for director elections. Additionally, these companies have adopted director resignation policies to address post-election issues related to the status of director nominees who fail to win election. Other companies, including our Company, have responded only partially to the call for change by simply adopting post-election director resignation policies.

We believe that a post-election director resignation policy without a majority vote standard in company bylaws or articles is an inadequate reform. The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in determining the continued status of an unelected director.

We urge shareholders to vote **FOR** this proposal.

Exhibit B

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

■**DATE**
Thursday, December 20, 2012

■**TO**
Christopher M. Reitz
Corporate Secretary
Caterpillar Inc.

■**SUBJECT**
Carpenter Pension Fund Shareholder Proposal

■**FAX NUMBER**
309-494-1467

■**FROM**
Ed Durkin

■**NUMBER OF PAGES (Including This Cover Sheet)**
3

FAX TRANSMISSION ■

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 309-494-1467]

December 20, 2012

Christopher M. Reitz
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

Dear Mr. Reitz:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Caterpillar Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 10,055 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Caterpillar, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

Supporting Statement: We urge the Caterpillar Board of Directors to establish a majority vote standard in uncontested director elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. The Company's current plurality standard is not well-suited for the typical director election that involves only a management slate of nominees running unopposed. Under these election circumstances, a board nominee is elected with as little as a single affirmative vote, even if a substantial majority of the "withhold" votes are cast against the nominee. So-called "withhold" votes simply have no legal consequence in uncontested director elections. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

Over the past seven years, nearly 85% of the companies in the S&P 500 Index, have adopted a majority vote standard in company bylaws, articles of incorporation, or charters. Further, these companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections. Caterpillar's Board of Directors continues to persistently oppose the adoption of a majority vote standard. Despite the Board's opposition, the majority vote standard proposal received strong vote shareholder support at previous annual meetings.

It is important to note that while the Caterpillar Board has not acted to establish a majority vote standard, many of its self-identified peer companies including 3M, Alcoa, Altria, American Express, ADM, Boeing, Cummins, Deere & Co., Dell, Dow Chemical Company, General Dynamics, General Electric, Honeywell, IBM, Johnson & Johnson, Lockheed Martin, Pfizer, United Technologies and Procter & Gamble Company have adopted majority voting. The Board should take this important first step in establishing a meaningful majority vote standard. With a majority vote standard in place, the Board can then act to adapt its director resignation policy to address the status of an unelected director. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors at Caterpillar.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 309-494-1467]

December 21, 2012

Christopher M. Reitz
Corporate Secretary
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

RE: Shareholder Proposal Record Letter

Dear Mr. Reitz:

Amalgamated Bank of Chicago serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 10,055 shares of Caterpillar Inc. ("Company") common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Caterpillar Inc. stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M Kaplan

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chair
Edward J. Durkin